HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
Report on Form 6-K for the month of December 2004
Hellenic Telecommunications Organization S.A.
(Translation of Registrant's name into English)
99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ___ No ____
Enclosures:
1.   Press release dated: February 16, 2006

     2005 FOURTH QUARTER RESULTS AND 2006-2008 BUSINESS PLAN
                           HIGHLIGHTS
                         ANALYST MEETING
                    MONDAY, FEBRUARY 27, 2006

Athens, February 16, 2006 - Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, will release its 2005 fourth quarter results under US GAAP as well as highlights from its 2006-2008 Business Plan on Monday, February 27, 2006, at an analyst meeting in London.

Participation in this event may take place via one of the following options:

On Site

Date: Monday 27th February 2006
Time: 10:00 am-12:00 pm (GMT), 11:00 am-13:00 pm (Continental
European Time) and 05:00 am - 07:00 am (Eastern US)
Location: Great Eastern Hotel, Liverpool Street, EC2
All attendees must register prior to the event and bring a business card along.
RSVP to: Chiara Mion, Morgan Stanley, Fax no: + 44 207 425 6941 or e-mail to: chiara.mion@morganstanley.com

Conference Call

Time: 10:00am-12:00pm (GMT), 11:00 am-13:00 pm (Continental
European Time) and 05:00 am - 07:00 am (Eastern US)
To participate in the Conference Call please register before the conference starts by calling:
Dial in number: +44 (0) 1452 568 061
Replay dial in number (UK): 0845 245 5205
Replay dial in number (International): +44 (0) 1452 55 0000
Replay access code: 5539923#

The replay will be available for 7 days

Webcast
The analyst conference will be broadcast live over the Internet, and will also be available as a recording after the conference.The relevant web link: www.emincote.com/ms001 will be active on the 27th of February.

About OTE
OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, Internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.
Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.
Additional Information is also available on http://www.ote.gr.


Contacts:
OTE:     Dimitris  Tzelepis-  Head of Investor  Relations,  Tel:
         +30 210 611 1574
         Email: dtzelepis@ote.gr
         Nikos  Kallianis  - Senior Financial Analyst,  Investor
         Relations Tel: +30 210 611 8167
         Email: nkallianis@ote.gr
         Daria  Kozanoglou  - Communications  Officer,  Investor
         Relations Tel: +30 210 611 1121
         Email: nkozanoglou@ote.gr
         Marilee Diamanti - IR Coordinator
         Tel: +30 210 611 5070
         Email: mdiamant@ote.gr


Cubitt  Consulting: +44 20 7367 5100 (London); +1 212  279  3115
(New York)

Forward-looking statement
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2004 filed with the SEC on June 30, 2005. OTE assumes no obligation to update information in this release.





SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of
1934,
the registrant has duly caused this
report to be signed on its
behalf by the undersigned, thereunto duly authorized.
Hellenic Telecommunications Organization S.A.
Date: February 16, 2006             By: /s/ Iordanis Aivazis
                                   ---------------------
                                Name: Iordanis Aivazis
                                Title: Chief Financial Officer